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September 4, 2009

Mr. Thomas Kluck, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:

ARMOUR Residential REIT, Inc.

Registration Statement on Form S-4

File No. 333-160870

Filed July 29, 2009

Dear Mr. Kluck:

On behalf of ARMOUR Residential REIT, Inc. (the "Company"), we hereby respond to the Commission Staff's comment letter dated August 28, 2009 regarding the Company's Registration Statement on Form S-4 filed on July 29, 2009 (the "Registration Statement").  Please note that the Company is simultaneously filing Amendment No. 1 to the Registration Statement ("Amendment No. 1").  Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.

Please note that for the Staff's convenience, we have recited the Staff's comments in boldface type and provided the Company's responses immediately thereafter.  For the Staff's convenience, reference in the responses to page numbers are to Amendment No. 1.

General

1.

We note your disclosure on page 59 that Enterprise, Enterprise Founders or other third parties may offer to purchase Enterprise's common stock issued in its initial public offering.  Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to these offers and/or purchases. Please note that we will refer your response to the Division of Corporation Finance's Office of Mergers and Acquisitions.

The Company respectfully advises the Staff that, for the reasons discussed below, Exchange Act Sections 14(d) and 14(e) and Rule 13e-4 do not apply to planned share purchases by Enterprise, Enterprise Founders or other third parties in the open market or in privately negotiated transactions (the “Planned Purchases”).

The term “tender offer” is not defined in the Exchange Act.  In Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), aff’d 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985), the court listed eight elements, or factors, suggested by the Staff as  being characteristic of a “tender offer.”  No one factor is determinative and even the presence of two or more factors is not conclusive evidence of a tender offer.  Rather, the court will examine the totality of the circumstances.  The eight factors are listed below:

Mr. Thomas Kluck

Branch Chief

September 4, 2009

(1)

Active and widespread solicitation of public security holders;

(2)

Solicitation for a substantial percentage of the outstanding securities;

(3)

An offer to purchase made at a premium over the prevailing market price;

(4)

An offer containing terms which are firm, rather than negotiable;

(5)

Consummation of the offer being contingent on the tender of a fixed minimum number of shares, often subject to a fixed maximum number of shares to be purchased;

(6)

An offer being open only for a limited time period;

(7)

Offerees being subject to pressure to sell; and

(8)

Public announcements of a purchasing program that precede or is coincident with a rapid accumulation of shares.

The application of these eight factors to the Planned Purchases is discussed below:

(1)

The Planned Purchases will not be made through any widespread solicitation of public stockholders, but will be made exclusively in privately negotiated transactions with a limited number of institutional investors, or, alternatively, in unsolicited purchases in the open market.  Neither Enterprise nor the Enterprise Founders has any intention to take any other action that would be an active or widespread solicitation of public stockholders.  Enterprise’s public disclosure of the intended purchases in the Registration Statement was made to provide stockholders with full disclosure regarding approval of the business combination, not to create any sort of pressure on stockholders to tender.  In SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985), the court found no active and widespread solicitation where the public announcements relating to the purchase program were mandated by the Securities Exchange Commission, or the SEC, or Exchange Act rules;

(2)

While the Planned Purchases could result in the Enterprise Founders acquiring a substantial percentage of Enterprise’s issued and outstanding common stock, the Planned Purchases will be made only in the open market and from a limited number of institutional investors that are experienced in investing in special purpose acquisition companies, or SPACs.  The stockholders primarily are hedge funds that invest regularly in SPACs, are fully aware of the risks and merits of SPAC investments, and have previously sold SPAC shares in similar arrangements to stockholders seeking to increase the likelihood of approval of business combinations;

(3)

The Planned Purchases will be made either at prevailing market prices, in the cases of purchases made in the open market, or at prices determined frequently in reference of pro rata amounts held in trust, discounted for the time value of money, in cases of negotiated private transactions between sophisticated parties.  Any premium paid over the prevailing market price is not expected to be significant and in no event will the purchase price exceed the per share conversion price at the time the business combination is consummated;

(4)

Enterprise will negotiate the purchase price with each institutional stockholder on an individual basis; purchases in the open market will be made at prevailing prices, thus, in either case, the terms are not fixed;

(5)

The Planned Purchases are not contingent on the sale of any particular number of shares of Enterprise common stock;

(6)

The offers made by Enterprise or the Enterprise Founders to institutional stockholders are not restricted to a particular deadline or time frame, other than the deadline imposed by the contemplated date of the special meeting;

(7)

The offerees are not and will not be subject to any pressure to sell shares of Enterprise common stock to Enterprise or the Enterprise Founders.  The institutional stockholders to be approached are free to decide whether to participate in the Planned Purchases or to hold onto their shares and either vote in favor of the business combination or elect to convert their shares for their pro-rata amount of Enterprise’s trust account.  No significant premium will be at stake which would pressure the institutional stockholders to act hastily; and

Mr. Thomas Kluck

Branch Chief

September 4, 2009

(8)

The disclosure of the Planned Purchases required by SEC or Exchange Act rules was neither followed by nor coincident with a rapid accumulation of Enterprise common stock.

Enterprise further notes that the above-referenced eight factor test was supplemented in Hanson Trust, in which the court held that “since the purpose of §14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of §14(d) turns on whether, viewing the transaction in light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of the Exchange Act tender offer rules are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.”  Hanson Trust, 774 F.2d at 57.  The Second Circuit in Hanson Trust found a tender offer did not exist because almost all of the solicitees in the case were highly sophisticated investors who had knowledge in the market place and were well aware of essential facts needed to appraise the offer of the acquirer.  Enterprise has disclosed all material information relevant to the Company and the transaction in its SEC filings.

2.

We note the disclosure throughout this document that Enterprise may utilize proceeds from this trust to enter into purchase transactions with shareholders that have communicated their intention to vote against the transaction and seek conversion of their shares in order to change such votes and influence the outcome.  Please revise to clarify if there is any limitation on the price you would offer to repurchase the shares.  If you could offer a price greater than the conversion price, please state so.

In response to the Staff's comment, the Company has revised its disclosure under the heading " – Actions that May be Taken to Secure Approval of Enterprise's Stockholders" on pages 63-64, to disclose that the maximum cash price to be offered to holders of Public Shares will be the per share conversion price at the time the business combination is consummated.

3.

Please revise to clarify how Enterprise will select which shareholders to repurchase shares from.  Also, clarify if Enterprise will select shareholders who have already submitted votes via proxy or at the meeting, if it decides to extend the time period to solicit additional votes, and made their conversion demands.

In response to the Staff's comment, the Company has revised its disclosure on page 63 to clarify how Enterprise will select which stockholders to repurchase shares from.

4.

In the event that the purchases, using the trust proceeds, will involve third parties, please revise to explain how paying fees and a possible premium purchase price, in an attempt to change the voting outcome, was determined to be in the best interest of Enterprise's shareholders, especially considering the remaining shareholders will experience a reduction in book value per share compared to value received by holders that either successfully convert their shares or have their shares purchased in order to affect their adverse vote.

As discussed in response to Comment No. 2 above, the maximum cash price to be offered by Enterprise to holders of Public Shares will be the per share conversion price at the time the business combination is consummated.  While the book value per share number for remaining stockholders may be lower than the conversion price, Enterprise believes that the more pertinent measure of value to remaining shareholders is the market value of the Enterprise common stock on the closing date, which should not be significantly less than the conversion price per share.  Accordingly, Enterprise does not believe that there is a substantial risk to remaining shareholders, other than the investment risks in the operating business of ARMOUR which are fully disclosed in the proxy statement/prospectus.

5.

With regards to the use of third parties, please revise to discuss how the third parties would proceed with their purchases.  Discuss how they would target and solicit shareholders.  Clarify if you would share company voting information with them.

In response to the Staff's comment, the Company has revised its disclosure on page 63 and respectfully advises the Staff that Enterprise may approach third parties in order to induce them to purchase shares of Enterprise's common stock and/or vote in favor of the merger.  However, no company voting information will be shared with third parties.

6.

On page 59, we note that Enterprise may also borrow money to make the purchases prior to the merger.  Please revise to discuss the purchase price in that situation and the interest Enterprise would be willing to pay for such borrowings.  Also, if Enterprise acquires the shares for its own account, it appears such shares would not be considered outstanding.  Please clarify if this would affect the shares ability to be voted.

In response to the Staff's comment, the Company has revised its disclosure on pages 63 and 66.

Mr. Thomas Kluck

Branch Chief

September 4, 2009

7.

Please revise to discuss the incentives referenced on page 59 that could be used to obtain favorable votes.

In response to the Staff's comment, the Company has revised its disclosure on page 63 to discuss the consideration other than cash, including the possible transfer of warrants held by the Enterprise Founders, that may be used to incentivize "yes" votes. Such consideration other than cash (currently inestimable) may result in the recording at fair market value for accounting purposes of non-cash charges and capital contributions by the Enterprise Founders.

8.

It appears that disclosure about the minimum book value per share, assuming maximum conversion and side purchases, would be important to shareholders as they make their investment decision.  Please revise to provide such disclosure in the appropriate section or advise.

In response to the Staff's comment, the Company has revised the "Comparative Share Information" table on page 15 to reflect the book value per share calculation.

9.

On page 59, it appears that Enterprise's efforts would be dependent on whether the secondary charter proposal is approved.  Please revise to clarify if you would engage in similar actions to effect the outcome of the approval of the secondary charter proposal.

In response to the Staff's comment, the Company has revised its disclosure on page 63 to clarify that although the merger proposal is not conditioned upon the approval of the secondary charter proposal, Enterprise may nonetheless engage in similar actions to effect the outcome of the secondary charter vote.

10.

It appears that the initial charter proposals contain several items that could be disclosed separately.  Specifically identify the amendments to the charter that you are asking shareholders to approve and provide the information about each proposal that is required by Schedule 14A.  Please consider whether the charter amendments can be appropriately combined into one proposal or whether they should be unbundled into separate proposals.

In response to the Staff's comment, the Company has revised its disclosure under the heading " – The Initial Charter Proposal" on page 49 to clarify that Enterprise stockholders are being asked to vote in favor of an amendment to Enterprise's amended and restated certificate of incorporation to allow the merger even though (i) neither ARMOUR nor Merger Sub corp. is an operating business and (ii) the fair market value of ARMOUR and Merger Sub Corp. is less than 80% of Enterprise's net assets.  Enterprise believes that the disclosure required by Schedule 14A has been included for both parts of the proposed amendment.  Due to the interdependent nature of the two related affected provisions, each of which is included in the second sentence of Article Seventh of Enterprise's amended and restated certificate of incorporation, Enterprise believes that it is appropriate to include both parts in one proposal.  While the merger proposal and the secondary charter proposal have been appropriately unbundled from the initial charter proposal, Enterprise believes that it is unnecessary to further unbundle the two related affected charter provision amendments included in the initial charter proposal.

11.

We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act.  Please provide us with a detailed analysis of the exemption you and your subsidiaries intend to rely upon and how your investment strategy will support that exemption.  Please note that we will refer your response to the Division of Investment Management for further review.

The Company respectfully advises the Staff that ARMOUR currently intends to conduct its operations directly rather than through  subsidiaries.  Accordingly, the description of the Section 3(c)(5)(c) exemption on page 30 and elsewhere as appropriate provides an analysis of ARMOUR's intended 1940 Act exemption.  To the extent that ARMOUR elects in the future to conduct its operations through subsidiaries, such business will be conducted in such a manner as to ensure that ARMOUR will qualify for the Section 3(a)(1)(C) exemption.  Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.  Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.  Any business that ARMOUR conducts through subsidiaries will be conducted so that they do not come within the definition of an investment company because less than 40% of the value of their total assets on an unconsolidated basis will

Mr. Thomas Kluck

Branch Chief

September 4, 2009

consist of "investment securities."  The Company has revised the disclosure on page 30 and elsewhere as appropriate to discuss the Investment Company Act of 1940 exemption that ARMOUR will claim, to the extent that it conducts its operations indirectly through subsidiaries.

12.

Please update your financial statements and the other financial information within your filing in accordance with the requirements of Rule 3-01(e) of Regulation 5-X.

In response to the Staff's comment, the Company has updated the financial statements and other financial information in Amendment No. 1 in accordance with the requirements of Rule 3-01(e) of Regulation S-X.

Prospectus Cover Page

13.

Much of the information you include here is very detailed and is repeated in the summary.  Information that is not required by Item 501 or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus.  Please limit the cover page to one page, as required by Item 501 of Regulation S -K.

In response to the Staff's comment, the Company has revised its disclosure on the prospectus cover page.

14.

Please revise to provide cover page risk factors to briefly highlight the most significant risks associated with an investment in you.

In response to the Staff's comment, the Company has revised its disclosure on the prospectus cover page.

15.

Whether you retain the disclosure towards the bottom of the cover page concerning the deferred underwriting commissions here or relocate it in order to comply with Item 501 of Regulation S-K, please be sure to revise to clarify that Enterprise shareholders will be entitled to the funds that the underwriters will not receive in a liquidation.

In response to the Staff's comment, the Company has revised its disclosure on the prospectus cover page.

Summary of the material terms of the Merger  –  page 1

16.

Please clearly disclose whether the merger was approved by Enterprise's independent directors and whether Enterprise obtained a fairness opinion regarding the transaction as required in its IPO prospectus and/or charter.  If not, please explain why and in greater detail elsewhere in the prospectus/proxy.  Also revise accordingly the "Notice of Special Meeting of Stockholders of Enterprise Acquisition Corp. ..."

In response to the Staff's comment, the Company has revised its disclosure on page 1.

17.

Please revise to include a very brief highlight of the conflicts of interests that exist with the proposed transaction.

In response to the Staff's comment, the Company has revised its disclosure on page 3.

Since Enterprise's IPO prospectus contained certain differences in what is being proposed at the meeting, what are my legal rights  –  page 5

18.

We note your disclosure that only those shareholders who do not seek conversion may have claims of rescission or damages against you.  It is not clear how this statement is accurate.  Please refer to Sections 11 and 12 of the Securities Act of 1933 and advise us of the basis for the noted disclosure or revise the prospectus/proxy accordingly.

In response to the Staff's comment, the Company has revised its disclosure on pages 7, 41, 50-52 and 64.

Selected Historical Consolidated Financial Information  –  page 8

19.

The Armour balance sheet included in your filing has been audited.  Please revise your disclosure accordingly.

In response to the Staff's comment, the Company has revised its disclosure to note that the June 30, 2009 ARMOUR Balance Sheet has been audited.

Mr. Thomas Kluck

Branch Chief

September 4, 2009

Unaudited Pro Forma Condensed Combined Financial Information  –  page 12

20.

We note your disclosure indicates that you will account for the merger as a reverse merger where Armour is considered to be the acquirer for accounting purposes.  Please tell us in sufficient detail how you have considered the guidance in paragraphs Al0 to A15 of SFAS 141R in determining that Armour is the accounting acquirer.  In your response, be sure to address your consideration of the fact that Enterprise is the entity that will be supplying the liquidity needed to operate the combined company.

In response to the Staff's comment, the Company has revised its disclosure with respect to the accounting for the acquisition on pages 15-16 and 65.  Upon further review, the Company has come to the conclusion that the acquisition should not be accounted for as a reverse acquisition. Since the stockholders of Enterprise will be substantially the shareholders of the Company, there is no change in control of the entity. The other factors described in SFAS No. 141(R) are either neutral or favor treatment of Enterprise as the accounting acquirer, except for the composition of senior management which favors the Company as the accounting acquirer.  Based upon such analysis, the Company considers Enterprise the accounting acquirer and its assets and liabilities will continue to be carried at historical cost, while the assets acquired from the Company will be valued at fair value (which assets are currently comprised of only cash and certain liabilities, whose cost is equivalent to their fair value).

21.

We note on page 2 that following the consummation of the merger that ARRM and Staton Bell Blank Check LLC, as manager and sub-manager, respectively, will be entitled to receive fees for their services.  Given that these arrangements are directly related to your transaction and include recurring expenses, it is not clear why you have not presented a pro forma statement of operations to reflect these amounts.

In response to the Staff's comment, we have added a “Selected Unaudited Pro Forma Condensed Combined Financial Information” section on pages 13-14.

22.

Please tell us how you plan to account for the proposed amendment to the warrant agreement to increase the exercise price from $7.50 to $11.00 per share and to extend the expiration date from November 7, 2011 to November 7, 2012 and how this modification is reflected in your pro forma financial statements.

The Company respectfully advises the Staff that based upon estimates of fair value prepared by the Company and its management, the change in terms of the warrant does not result in any additional fair value, therefore, no modifications have been deemed necessary to the financial statements.  The Company has revised its disclosure accordingly.

23.

Please tell us why you have adjusted your cash balances for the operating activities of ARMOUR following the merger and management's basis for doing so. Please refer to Adjustment A.

The Company respectively advises the Staff that Adjustment A serves to remove the distinction between cash, cash held in trust (restricted), and cash held in trust available for operations, as these distinctions will not apply after the merger is completed.  At that point, all of the cash remaining in the company will be unrestricted and available for all business purposes.

24.

Please tell us and disclose management's basis for reducing the underwriter fees.  Please refer to Adjustment B. Within your response, please tell us why the full amount has been accrued within the audited financial statements of Enterprise given any agreement to reduce this fee.

The Company respectfully advises the Staff that Enterprise has an informal agreement with Enterprise's underwriters to reduce the deferred underwriter’s fee from $8,375,000 to 3% of the gross proceeds of the merger.  However, Enterprise has not formalized this agreement and it remains subject to change.  Because such agreement was not entered into as of December 31, 2008, or by the date such financials were audited or filed on Form 10-K, it is not reflected in the audited December 31, 2008 financial statements for Enterprise.

25.

Please tell us and disclose the nature of the total transaction expenses included within your Adjustment B.  Additionally, please reconcile this amount with the amounts accrued by Enterprise as of March 31, 2009.

The Company respectfully advises the Staff that the total transaction expenses of $2,402,300 included within Adjustment B include projected legal, accounting, consulting, marketing, proxy solicitation, printing, miscellaneous expenses and make-whole expenses for Jeff Zimmer and Scott Ulm.  The Company has updated Footnote B accordingly.  In addition, there is a new “Fees and Expenses Reconciliation” table that reconciles the total projected fees and expenses with the amounts accrued (Initial Current Liabilities) at June 30, 2009.

Mr. Thomas Kluck

Branch Chief

September 4, 2009

26.

It would appear that pro forma common stock outstanding assuming maximum conversion in the Pro Forma Common Stock Outstanding table should be 10,653,752 and that such amount should be consistent with the pro forma shares outstanding assuming maximum conversion in the Enterprise Distribution table. Please revise or otherwise advise. Additionally, please revise the pro forma shares outstanding assuming no conversion in the Enterprise Distribution table to 25,100,000 or otherwise advise.

In response to the Staff's comment, the Company has revised its disclosure in the Pro Forma Common Stock Outstanding table and Enterprise Distribution table on page 22 and advises the Staff that because Founders’ shares are not entitled to the Enterprise Distribution, the Enterprise Distribution Table shows the final pro forma share counts less the 100,000 Founders’ shares that are not cancelled.

27.

Please tell us how you have calculated an Enterprise Distribution of $3,141,559 assuming no conversion given the total pro forma shares outstanding and the dividend rate of $.13 per share.

The Enterprise Distribution is $0.13 per share.  Given that there are 25,000,000 shares outstanding, if no shares exercised conversion rights, the amount of the Enterprise Distribution would be $3,250,000.  We have revised the amount shown in the financial statements to reflect the mathematical calculation.

Risk Factors  –  page 14

28.

Risk factors should be brief and concise.  There are several risk factors that provide detailed explanations that should be provided later in the prospectus.  Please review your current risk factors to provide brief concise discussions that allow investors to understand the context of the single risk you are attempting to convey in each risk factor.

In response to the Staff's comment, the Company has revised its disclosure in the Risk Factors section beginning on page 23.

ARMOUR has no operating history  –  page 16

29.

It appears that the risk associated with your lack of operating history relates to Enterprise shareholders having no ability to actually review your track record and evaluate their risks and prospects in making an investment decision to remain or convert.  Please revise to discuss the noted risk.

In response to the Staff's comment, the Company has revised its disclosure on page 23.

ARMOUR's manager, ARRM, may not change its investment strategy  –  page 17

30.

You have disclosed that Armour cannot predict the effect that any changes to its current operating policies and strategies may have on its business.  As such, it is not clear how this is a material risk that should be included in this section.  Please revise to clarify.

In response to the Staff's comment, the Company has deleted the referenced risk factor.

Changes in yields may harm the value of ARMOUR's stock  –  page 20

31.

It is unclear how this risk factor presents a different risk than the preceding one discussing rate mismatches.  Please explain or revise to eliminate repetition.

In response to the Staff's comment, the Company has deleted the referenced risk factor.

Terrorist attacks and other acts of violence  –  page 22

32.

It is unclear how this risk factor presents a risk that is unique to you.  Please revise to clarify how this risk is specific to you or remove as it appears to be a generic risk.

In response to the Staff's comment, the Company has deleted the referenced risk factor.

ARMOUR may not be able to achieve its desired leverage  –  page 24

33.

This risk factor appears to be general and addressed by other risk factors in this section discussing your dependency on borrowings.  Please revise to make this risk factor more specific or remove.

In response to the Staff's comment, the Company has deleted the referenced risk factor.

Mr. Thomas Kluck

Branch Chief

September 4, 2009

There are conflicts of interest in ARMOUR's relationship with ARRM and its affiliates  –  page 27

34.

Please clarify if ARRM and its affiliates are currently involved with other programs where it maintains an investment portfolio.  If so, please quantify that number in this risk factor and elsewhere as appropriate.  Provide similar disclosure in the conflicts section on page 119.

In repsonse to the Staff's comment, the Company has revised its disclosure on pages 31 and 126 to state that ARRM and its affiliates are not currently involved with any other programs where it maintains an investment portfolio.

The loss of ARMOUR's access to ARRM's investment professionals and principals  –  page 28

35.

This risk factor and the second one on page 16 appear to address the same risk.  Please revise to combine the risk factors or revise to clarify how they address separate risks.

In response to the Staff's comment, the Company has deleted the risk factor entitled "The loss of ARMOUR's access to ARRM's investment professionals and principals..."

ARRM's liability is limited under the management agreement  –  page 29

36.

It appears from this risk factor that you are attempting to convey that your advisor and officers are not responsible to you and your shareholders as fiduciaries.  If so, please revise to provide the legal basis for such assertion.

In response to the Staff's comment, the Company has revised its disclosure on page 33 to remove the reference to the fiduciary relationship.

Possible legislation or other actions affecting REITs  –  page 31

37.

This risk factor is already addressed by the general risk factor on page 22 with the subheading "ARMOUR may be harmed by changes in various laws and regulations."  Please revise to remove the repetitive risk factor or explain how it presents a separate risk.

In response to the Staff's comment, the Company has deleted the referenced risk factor.

Enterprise's stockholders may be held liable for claims by third parties  –  page 33

38.

Please revise to quantify the total liabilities that would need to be settled if this transaction is not approved so that the risk is placed into context.

In response to the Staff's comment, the Company has revised its disclosure on page 36.

Future issuances and sales of shares of ARMOUR's common stock  –  page 33

39.

This risk factor and the one on page 26 with the subheading "Issuances of large amounts of ARMOUR stock...." appear to address similar risks. Please revise to combine the risk factors.

In response to the Staff's comment, the Company has combined the referenced risk factors on page 37.

ARMOUR has not established a minimum distribution payment level  –  page 34

40.

This risk factor and the one on page 25 with the subheading "ARMOUR has not established a minimum dividend payment level...." appear to address similar risks. Please revise to combine the risk factors.

In response to the Staff's comment, the Company has deleted the risk factor entitled " ARMOUR has not established a minimum dividend payment level...."

If the merger is completed  –  page 37

41.

Please revise to clarify that you are only obligated to retain about $100 million for the resulting company, which allows more than half the shareholders to cash out of their ownership either through conversion or repurchases by Enterprise or its affiliates.

In response to the Staff's comment, the Company has revised its disclosure on page 41.

Mr. Thomas Kluck

Branch Chief

September 4, 2009

If Enterprise is unable to complete the merger  –  page 38

42.

Please revise to quantify the outstanding liabilities that could be asserted against the trust.

In response to the Staff's comment, the Company has revised its disclosure on pages 41.

Enterprise's board of directors did not  –  page 38

43.

Please revise this risk factor to focus upon the risk. Please remove mitigating factors from the narrative such as the board conducting significant due diligence and the board's qualifications.  Instead, please discuss why a fairness opinion was required under Enterprise's charter and IPO prospectus for business combinations that would involve a target business that is affiliated with Enterprise's officers, directors and stockholders.

In response to the Staff's comment, the Company has revised its disclosure on page 41.

Proposals to be Considered by the Enterprise Stockholders -- The Initial Charter Proposal  –  page 46

44.

Please discuss whether Enterprise sought to obtain a fairness opinion for the proposed business combination.

In response to the Staff's comment, the Company has revised its disclosure on page 49.

45.

It is unclear how the proposed changes to Enterprise's amended and restated certificate of incorporation are "consistent with the spirit" of Enterprise's IPO given the significant changes to the guidelines and principles set forth in its charter and IPO prospectus.  Please advise or revise.

In response to the Staff's comment, the Company has revised its disclosure on page 49 to delete the referenced language.

The Secondary Charter Proposal  –  page 48

46.

We note the disclosure about the prohibition on certain charter amendments and how it may not be enforceable under Delaware law.  Here and elsewhere where you have discussed amendments to your charter and the prohibitions enforceability, please revise to also clarify that Enterprise deemed the provisions as obligations to the stockholders, as disclosed in the IPO prospectus.

In response to the Staff's comment, the Company has revised its disclosure on pages 49, 51 and 56.

The Merger Proposal

The Parties

Enterprise – page 50

47.

Please revise to disclose the amount currently in the trust.

The Company has revised the disclosure on page 53 to reflect the amount held in the trust account as $249,579,064, which includes $100,728 available to Enterprise for operating expenses.

Background of the Merger  –  page 52

48.

This section should not be limited to only Enterprise's efforts with ARMOUR.  Please revise to discuss, in detail, the efforts and experience of Enterprise and its management in pursing an operating company, include Workflow, as briefly referenced on page 96.  The disclosure should not contain generic references to discussions or negotiations between the parties; instead describe the substance of those discussions and negotiations in more detail.  Further, please identify the persons involved in each contact or negotiation or explain why such identification is not possible.

In response to the Staff's comment, the Company has revised its disclosure on page 55.

49.

Please provide us with the presentation materials provided at the July 2, 2009 meeting disclosed on page 52 and any other materials provided to the Enterprise board.

In response to the Staff's comment, the parties are providing the materials responsive to this request to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  In accordance with Rule 12b-4 under the Exchange Act, we respectfully request that these materials be returned to the appropriate parties promptly following completion of the Staff's review thereof. We also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Mr. Thomas Kluck

Branch Chief

September 4, 2009

Enterprise's Board of Directors' Reasons for the Approval of the Merger  –  page 53

50.

We note from page 9 of Enterprise's IPO prospectus, that it viewed the provisions in its charter and prospectus as "obligations to our stockholders and will not take any action to amend or waive these provisions."  Please revise to discuss the rationale for abandoning the noted obligations.

In response to the Staff's comment, the Company has revised its disclosure on page 56.

51.

You disclose that Enterprise's management is highly qualified to render an opinion on the merits of this transaction.  Please revise to discuss the management's experience in making investments in agency RMBS.

In response to the Staff's comment, the Company has revised its disclosure on page 56.

Experienced REIT Management Team  –  page 53

52.

Please note that the disclosure on pages 53 and 54 repeats disclosure on pages 99-100.  Please revise to eliminate the use of repetition.

In response to the Staff's comment, the Company has revised its disclosure on page 103 to delete such repetitive disclosure.

Attractive Asset Class  –  page 54

53.

We note the disclosure here regarding the Enterprise board's various beliefs about agency securities and mortgage assets.  Please revise to clarify if these beliefs are primarily based on information provided by you and ARRM.  If not, please revise to discuss the basis for the disclosed beliefs.

In response to the Staff's comment, the Company has revised its disclosure on page 57.

Sophisticated Investment Platform  –  page 54

54.

Please revise to discuss the relationship between AVM, L.P. and your sponsor, if any.

In response to the Staff's comment, the Company has revised its disclosure on page 58.

Potential Adverse Factors Considered by Enterprise  –  page 55

55.

It is not clear why you include the term "potential" in the caption for this subsection.  The conditions listed below currently exist.  Please revise to clarify.

In response to the Staff's comment, the Company has revised its disclosure on page 58 to delete the word “potential”.

56.

Please clarify why the board did not consider its decision to abandon the "obligations" to its shareholders that were disclosed in the IPO prospectus as an adverse factor.

In response to the Staff's comment, the Company has revised its disclosure on page 59.

57.

Please clarify why the board did not consider the possible rescission and damages claims as an adverse factor.

In response to the Staff's comment, the Company has revised its disclosure on page 59.

Interests of Enterprise's Directors and Officers and Others in the Merger  –  page 55

58.

We note the fourth bullet point concerning the possible personal liability of Enterprise's Founders in event of a liquidation.  Please revise the disclosure here and where appropriate to quantify the liabilities that the Founders would be responsible for in such situation.

In response to the Staff's comment, the Company has revised its disclosure on page 60.

Sub-Management Agreement  –  page 56

59.

We note that the sub-manager's fees are based on 25% of the advisor's fees.  In the event the advisor waives its fees for a given period, please revise to clarify if that will affect the sub-manager's fees payable.

In response to the Staff's comment, the Company has revised its disclosure on page 61.

Mr. Thomas Kluck

Branch Chief

September 4, 2009

60.

Please explain in greater detail the services that the sub-manager will provide related to "identifying for ARRM potential new lines of business and investment opportunities for ARMOUR" and "advising ARRM on negotiating agreements relating to programs established by the U.S. government."

In response to the Staff's comment, the Company has revised its disclosure on page 60.

61.

We note that you would be responsible to pay the final 6.16 times annualized rate amount if the sub-management agreement is terminated by the sub-manager.  Please revise to explain the privity of contract between you and the sub-manager that makes you liable for the termination fee.  Also, since ARRM is ultimately responsible for the services that the sub-manager will provide, it is unclear why you are responsible for the termination fee.  Please revise to clarify.

The Company respectfully advises the Staff that ARMOUR is a party to the sub-management agreement. As such, ARMOUR has agreed to be responsible for the payment of the termination fee to Sub-Manager. ARRM does not currently have, and does not anticipate having on expiration of the initial 5-year term of the Management Agreement, sufficient financial resources to pay the proposed termination fee to Sub-Manager.  ARMOUR, ARRM and Sub-Manager have negotiated the proposed arrangement to permit the transaction to proceed. Under the terms of the sub-management agreement, when ARMOUR makes the final payment, the rights of Sub-Manager under the sub-management agreement to receive 25% of the management fee received by ARRM net of certain expenses of ARRM will be deemed to have been assigned to ARMOUR; provided that ARRM may, on or prior to the first anniversary of the date on which the final payment is made, terminate its obligations and all rights of ARMOUR under the sub-management agreement by paying to ARMOUR an amount equal to the final payment.

Conversion Rights  –  page 58

62.

Please revise to clarify the time frame you will provide to allow converting shareholders the opportunity to obtain their certificates in order to tender such certificates to you.

In response to the Staff's comment, the Company has revised its disclosure on page 62.

The Merger Agreement  –  page 62

63.

We note your disclosure on page 62 that:

[The merger agreement] is not intended to provide any other factual information about Enterprise, ARMOUR or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the merger agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Enterprise or ARMOUR or any of their respective subsidiaries or affiliates.

Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

In response to the Staff's comment, the Company has revised its disclosure on page 66 to delete the language that would give a potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

64.

On page 68, we note that amendments to the merger agreement may be made.   Please revise to clarify how shareholders will be notified of such changes prior to the meeting date.  Also, please tell us if the condition relating to the minimum amount of proceeds in trust can be amended or waived.

In response to the Staff's comment, the Company has revised its disclosure on page 72.

Mr. Thomas Kluck

Branch Chief

September 4, 2009

U.S. Federal Income Tax Considerations  –  page 69

65.

We note the disclosure that Enterprise's obligation to complete the merger is conditioned on an opinion, delivered by Akerman Senterfitt, regarding the tax consequences of the merger.  We also note that you expect to receive an opinion regarding your REIT qualification from the same counsel at closing.  Please note that the opinions should be filed prior to effectiveness.  As such, the disclosure here should reflect the existence of such opinions.  Further, your disclosure should clarify that the discussion of tax consequences and qualifications are the opinion of counsel.

In response of the Staff's comment, the Company has revised its disclosure on pages 73-74.  Akerman Senterfitt will file a single tax opinion issued to Enterprise that addresses the tax consequences of the merger, REIT qualification and the accuracy of the tax discussion.

Results of Operations, Financial Condition and Liquidity  –  page 96

66.

Please disclose an estimate of the costs related to the business combination, including those related to Enterprise's IPO.  Also compare these amounts to the expenses described in the use of proceeds table in Enterprise's Form S-1.

In response to the Staff's comment, the Company has revised its disclosure on pages 101.

Business of ARMOUR  –  page 99

67.

It appears that ARRM, your external advisor, is also your sponsor.  Please revise to provide a discussion of ARRM and its affiliates' experience with prior real estate investment programs or entities.  The disclosure should discuss both public and private programs as well as those with similar and dissimilar investment objectives.  Also, the disclosure should include a discussion of any major adverse business developments experienced by ARRM and its affiliates that would be material to investors understanding here.  If ARRM is not your sponsor, please provide the requested disclosure for your sponsor.

In response to the Staff's comment, the Company has revised its disclosure on page 103.

68.

Please revise to discuss your initial plan of operations to provide a discussion of the approximate allocation of proceeds you will receive post closing, among agency securities that are collateralized by fixed rate mortgage loans, hybrid mortgage loans, and adjustable rate mortgage loans.  Such revision should also address the anticipated allocation among the different types of adjustable rate RMBS.

In response to the Staff's comment, the Company has revised its disclosure on page 105.

69.

Please revise to provide disclosure about your distribution and dividend policies.

In response to the Staff's comment, the Company has revised its disclosure on page 110.

Business of ARMOUR

Overview  –  page 99

70.

Please revise to discuss why ARMOUR has not begun operations since its organization in 2008.

In response to the Staff's comment, the Company has revised its disclosure on page 104.

71.

Please revise to elaborate on the enhanced returns you could achieve by opportunistically entering and closing derivative instruments.  Broaden your disclosure about derivative instruments.  Clarify if the "enhance returns" are returns in addition the spread between your interest income and your cost of borrowing.

In response to the Staff's comment, the Company has revised its disclosure on page 105.

Mr. Thomas Kluck

Branch Chief

September 4, 2009

Investment Considerations  –  page 99

72.

We note your disclosure that the list below "distinguishes" your company and business model.

•

Your inclusion of "experienced management team" implies that other agency mortgage REITs do not have experienced management teams.  Please provide the basis for the noted implication.

•

Your inclusion of "attractive asset class" as a distinguishing characteristic is unclear since other agency mortgage REITs and funds also invest in agency securities.  Please revise to clarify.

•

Since the current market encompasses all your competitors as well, it is not clear how it creates a distinguishing characteristic.   Please clarify.

In response to the Staff's comment, the Company has revised its disclosure on page 103.

Leverage Strategy  –  page 101

73.

Please revise to discuss the typical margin provisions in a repurchase agreement, including the amount of the "haircut," the trigger levels for margin calls and the lender's discretion in estimating the market value of the collateral.

In response to the Staff's comment, the Company has revised its disclosure on page 105.

Interest Rate Management  –  page 102

74.

Please discuss the amount of capitol that would typically be devoted to your hedging transactions involving derivatives and other instruments.

In response to the Staff's comment, the Company has revised its disclosure on page 107.

Trading and Repurchase Agreement Services Relationship  –  page 105

75.

Please revise to discuss the terms of the relationships you will have with AVM.  Also, please clarify if any of the services to be provided by AVM are actually responsibilities of ARRM as your advisor and management.

In response to the Staff's comment, we have revised the disclosure under “Trading and Repurchase Agreement Services Relationship” on page 109.  ARMOUR believes it appropriate that ARMOUR bear direct transaction expenses, as well as the costs for transaction-related services (such as those to be provided by AVM, L.P.) that directly reduce such expenses.

ARRM's Management Fees  –  page 116

76.

If the incentive stock compensation discussed on page 110 may be provided to personnel of ARRM, please revise this section to include such incentive compensation.

The Company respectfully advises the Staff that there has not been any discussion of any such awards, and any compensation would not occur until after the merger is completed and independent directors have joined the Board of Directors of the post-merger entity.

77.

Because "equity raised" is a material term to the management agreement, please define the term here.  Also, clarify if impairments to your assets, once acquired, will affect the management fees.

In response to the Staff's comment, the Company has added the definition of "gross equity raised" to page 122 and respectfully advises the Staff that impairments to the assets, once acquired, will not affect management fees.

Reimbursements of Expenses  –  page 116

78.

Please revise to clarify if you would be responsible to reimburse ARRM if it subcontracts or relies on third parties to fulfill its obligations to you under the agreement.

In response to the Staff's comment, the Company has revised its disclosure on page 122.

Mr. Thomas Kluck

Branch Chief

September 4, 2009

Termination Fee  –  page 162

79.

Please revise to clarify if this fee is payable if you decide not to renew your relationship with the advisor after the term has expired.  Also, revise to briefly discuss the fees you are obligated to pay under the sub-management agreement here.

In response to the Staff's comment, the Company has revised its disclosure on page 125.

Conflicts relative ARRM  –  page 119

80.

We note that ARRM may cause you to engage in transactions with its affiliates.  Please revise to explain how the prices will be determined in such transactions.

In response to the Staff's comment, the Company has revised its disclosure to clarify that ARRM does not intend to enter into transactions with ARMOUR, or to cause ARMOUR to enter into transactions with affiliates of ARRM, involving the purchase or sale of assets.

Beneficial Ownership of Securities

  –  page 151

81.

Please disclose the beneficial ownership of Armour prior to the merger.

In response to the Staff's comment, the Company has revised its disclosure on page 156.

Armour Related Person Transactions  –  page 155

82.

Please include any stock issuances by Armour to related persons.  See Item 404 of Regulation S-K.

In response to the Staff's comment, the Company has revised its disclosure on page 161.

Financial Statements

General

83.

We note your disclosure on page 47 of potential rescission rights that certain shareholders may have if they purchased their Enterprise shares in the Enterprise IPO and elect not to convert their shares into cash.  Please tell us what considerations you have made with respect to whether or not to disclose these potential rescission rights within the financial statements of Enterprise and Armour.  In your response, please discuss your consideration of the guidance in SFAS 5.

The Company respectfully advises the Staff that since the potential rescission rights are addressed in connection with a transaction that was entered into and announced after June 30, 2009, the key issue is whether the potential rescission rights should be addressed in the Subsequent Event Footnote to the financial statements of the Company or Enterprise, which relates to the merger transaction which is the subject of the filing or in the Commitments and Contingencies Footnote to such financial statements.

Under SFAS 5, footnote disclosure is required if there is a reasonable possibility that shareholders will exercise rescission rights and prevail.  On page 52 of the prospectus, the Company states, “Neither Enterprise nor Armour can predict whether stockholders will bring such [rescission] claims, how many might bring them or the extent to which they might be successful.” Given these circumstances and the certainty that in a conversion or liquidation, stockholders could receive approximately the same aggregate consideration which they paid (based on the original offering price of $10.00 for the Enterprise IPO units comprised of stock and warrants), there is not a reasonable probability that stockholders will exercise rescission rights and therefore, footnote disclosure is not appropriate at this time.

Mr. Thomas Kluck

Branch Chief

September 4, 2009

Exhibit 23.2

84.

We note that the auditors report dated as of July 28, 2009 within the consent does not match the date of the auditors' report on page F-2.  Please make the appropriate correction in an amended filing.

In response to the Staff's comment, the auditors have provided an updated consent as Exhibit 23.2.

* * * * *

In connection with responding to the Staff's comments, we acknowledge (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you regarding Amendment No. 1.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

/s/ Bradley D. Houser